Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

September 1, 2022

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park

Christine Westbrook

Re:	Apexigen, Inc.

Registration Statement on Form S-1

Filed August 12, 2022

No. 333-266847

Ladies and Gentlemen:

On behalf of our client, Apexigen, Inc. (“Apexigen” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 29, 2022, relating to the above referenced Registration Statement on Form S-1 submitted to the Commission on August 12, 2022 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on August 12, 2022), all page references herein correspond to the page of Amendment No. 1.

Form S-1 Filed August 12, 2022

Cover Page

1.

We note the significant number of redemptions of common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your shares.

AUSTIN        BEIJING        BOSTON         BOULDER        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SALT LAKE CITY                SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

September 1, 2022

In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page of Amendment No. 1.

Risk Factors, page 7

2.

Update the disclosure in the risk factor titled “Our management has limited experience in operating a public company” in light of the failure to timely file the Form 10-Q for the quarter ended June 30, 2022.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 83

3.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of Amendment No. 1.

4.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of Amendment No. 1.

Exhibits

5.

We note your disclosure in the footnotes to the exhibit index that certain portions of Exhibit 2.1 have been redacted. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise to include a prominent statement on the first page of such redacted exhibit that certain identified information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential. Refer to Item 601(b)(10)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the exhibit index on page II-3 and page 1 of Exhibit 2.1, which has been re-filed with Amendment No. 1.

*****

Securities and Exchange Commission

September 1, 2022

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (650)-565-3596 or mcoke@wsgr.com.

Sincerely,

/s/ Michael Coke
Michael Coke
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Xiaodong Yang, M.D., Ph.D., Apexigen, Inc.

Francis Sarena, Apexigen, Inc.

Lance Brady, Wilson Sonsini Goodrich & Rosati, P.C.